       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma financial information gives effect to the L-3 Acquisition, the 1998 Acquisitions and the Offerings (collectively, the "Transactions"). The Offerings include the Notes Offering and the contribution by Holdings to the Company of the proceeds of the Common Stock Offering. The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions as if they had occurred as of January 1, 1997. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred as of December 31, 1997. The pro forma financial information is based on (i) the consolidated financial statements of the Company for the nine-month period ended December 31, 1997, (ii) the Combined Statement of Operations of the Predecessor Company for the three-month period ended March 31, 1997 and (iii) the financial statements of the 1998 Acquisitions for the year ended December 31, 1997, using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.


   The pro forma adjustments are based upon preliminary estimates of purchase prices and the related purchase price allocations for the 1998 Acquisitions. Actual adjustments will be based on final appraisals and other analyses of fair values and adjustments of final purchase prices. Management does not expect that differences between preliminary and final allocations will have a material impact on the Company's pro forma financial position or results of operations. The pro forma statement of operations does not reflect any cost savings that management of the Company believes would have resulted had the Transactions occurred on January 1, 1997. The pro forma financial information should be read in conjunction with (i) the audited Consolidated (Combined) Financial Statements of the Company and the Predecessor Company as of December 31, 1997 and for the nine months ended December 31, 1997 and the three months ended March 31, 1997, (ii) the audited financial statements of STS for the year ended June 30, 1997, (iii) the unaudited condensed financial statements of STS as of December 31, 1997 and for the six months ended December 31, 1997 and 1996, (iv) the audited consolidated financial statements of ILEX as of December 31, 1997 and for the year ended December 31, 1997 and (v) the audited combined financial statements of Ocean Systems as of December 31, 1997 and for the year ended December 31, 1997, all of which are included elsewhere herein. The unaudited pro forma condensed financial information may not be indicative of the financial position and results of operations of the Company that actually would have occurred had the Transactions been in effect on the dates indicated or the financial position and results of operations that may be obtained in the future.

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                         YEAR ENDED DECEMBER 31, 1997


                                        PREDECESSOR
                             COMPANY      COMPANY
                           NINE MONTHS  THREE MONTHS     PRO FORMA
                              ENDED        ENDED        ADJUSTMENTS
                          DECEMBER 31,   MARCH 31,          L-3
                              1997        1997(1)     ACQUISITION(1)
                          ------------ ------------  ----------------
                              (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Sales....................    $546.5        $158.9          $(1.8)
Costs and expenses.......     495.0         151.0           (7.6)
                          ------------ ------------  ----------------
  Operating income
   (loss)................      51.5           7.9            5.8
Interest and investment
 income (expense)........       1.4            --             --
Interest expense.........      29.9           8.4            1.5
                          ------------ ------------  ----------------
  Income (loss) before
   income taxes..........      23.0          (0.5)           4.3
Income tax expense
 (benefit)...............      10.7          (0.2)            --
                          ------------ ------------  ----------------
  Net income (loss)......    $ 12.3        $ (0.3)         $ 4.3
                          ============ ============  ================


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



                                                        PRO FORMA
                           PRO FORMA                   ADJUSTMENTS
                              L-3          1998            1998          THE
                          ACQUISITION ACQUISITIONS(3) ACQUISITIONS(2) OFFERINGS PRO FORMA
                          ----------- --------------- --------------- --------- ---------

STATEMENT OF OPERATIONS:
Sales....................    $703.6       $190.4         $  --        $  --     $894.0
Costs and expenses.......     638.4        196.3           0.9 (4)       --      835.6
                          ----------- -------------  ------------- ---------  ---------
  Operating income
   (loss)................      65.2         (5.9)         (0.9)          --       58.4
Interest and investment
 income (expense)........       1.4         (0.1)                      (1.4)(5)   (0.1)
Interest expense.........      39.8          0.5           4.8 (5)     (2.7)(5)   42.4
                          ----------- -------------  ------------- ---------  ---------
  Income (loss) before
   income taxes..........      26.8         (6.5)         (5.7)         1.3       15.9
Income tax expense
 (benefit)...............      10.5         (4.0)         (2.2)(6)      0.4 (6)    4.7
                          ----------- -------------  ------------- ---------  ---------
  Net income (loss)......    $ 16.3       $ (2.5)        $(3.5)       $ 0.9     $ 11.2
                          =========== =============  ============= =========  =========


 See notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AT DECEMBER 31, 1997


                                                                     PRO FORMA     PRO FORMA
                                                                    ADJUSTMENTS     COMPANY
                                                       1998            1998        BEFORE THE       THE
                                        COMPANY   ACQUISITIONS(3)  ACQUISITIONS    OFFERINGS   OFFERINGS(5)   PRO FORMA
                                       --------- ---------------   -------------- ------------  ------------ -----------
                                                                        ($ IN MILLIONS)
ASSETS
Current assets:
 Cash and cash equivalents............   $ 77.5       $  4.9          $(82.4)(4)         --       $ 40.0       $ 40.0
 Contracts in process.................    167.2         85.2            (2.5)(4)     $249.9           --        249.9
 Other current assets.................     22.7          2.0              --           24.9           --         24.7
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total current assets...............    267.4         92.1           (84.9)         274.6         40.0        314.6
                                       --------- ---------------  -------------- ------------  ------------ -----------
Property, plant and equipment, net ...     83.0         24.9            (3.4)(4)      104.5           --        104.5
Intangibles, primarily cost in excess
 of net assets acquired, net of
 amortization.........................    297.5          2.2            86.8 (4)      386.5           --        386.5
Other assets..........................     55.5          2.5            12.0 (6)       70.0          5.5         75.5
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total assets.......................   $703.4       $121.7          $ 10.5         $835.6       $ 45.5       $881.1
                                       ========= ===============  ============== ============  ============ ===========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt ...   $  5.0       $  0.3              --         $  5.3       $ (3.8)      $  1.5
 Accounts payable and accrued
  expenses............................     68.6         30.6              --           99.2           --         99.2
 Customer advances and amounts  in
 excess of costs incurred.............     34.5         16.2              --           50.7           --         50.7
 Other current liabilities............     27.5          6.2            (2.2)          31.5           --         31.5
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total current liabilities..........    135.6         53.3            (2.2)         186.7         (3.8)       182.9
                                       --------- ---------------  -------------- ------------  ------------ -----------
Pension, postretirement benefits and
 other liabilities....................     43.1         11.0              --           54.1           --         54.1
Revolving credit facility.............       --           --          $ 68.8 (2)       68.8        (68.8)          --
Term loan facilities..................    167.0           --              --          167.0       (128.4)        38.6
Senior subordinated notes.............    225.0           --              --          225.0        150.0        375.0
Industrial development bond...........       --          1.3              --            1.3                       1.3
Shareholders' equity..................    132.7         56.1           (56.1)         132.7         96.5        229.2
                                       --------- ---------------  -------------- ------------  ------------ -----------
   Total liabilities and
    shareholders' equity..............   $703.4       $121.7          $ 10.5         $835.6       $ 45.5       $881.1
                                       ========= ===============  ============== ============  ============ ===========



 See notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


   The following facts and assumptions were used in determining the pro forma effect of the Transactions.


1. The Company's historical financial statements reflect the results of operations of the Company since the effective date of the L-3 Acquisition, April 1, 1997, and the Predecessor Company historical financial statements reflect the results of operations of the Predecessor Company for the three months ended March 31, 1997. The adjustments made to the pro forma statement of operations for the three months ended March 31, 1997 and for the year ended December 31, 1997, relating to the L-3 Acquisition are: (a) the elimination of $1.8 million of sales and $1.8 million of costs and expenses related to the Hycor business, which was acquired as part of the L-3 Acquisition and which has been accounted for as "net assets of acquired business held for sale", (b) a reduction to costs and expenses of $0.8 million to record amortization expenses on the excess of the L-3 Acquisition purchase price over net assets acquired of $303.2 million over 40 years, net of the reversal of amortization expenses of intangibles included in the Predecessor Company historical financial statements, (c) a reduction to costs and expenses of $0.6 million to record estimated pension cost on a separate company basis net of the reversal of the allocated pension cost included in the Predecessor Company historical financial statements, (d) a net increase to interest expense of $1.5 million, comprised of a $0.2 million allocated interest expense reduction related to the Hycor business and a net $1.7 million increase, reflecting pro forma interest expense of $10.2 million based on actual borrowings of $400.0 million and effective cost of borrowing rates incurred by the Company to finance the L-3 Acquisition less interest expense of approximately $8.5 million included in the historical financial statements of the Predecessor Company, and (e) the reversal of a $4.4 million noncash compensation charge related to the initial capitalization of the Company included in the Company's historical results of operations for the nine months ended December 31, 1997 which is nonrecurring in nature. A statutory (federal, state and foreign) tax rate of 39.0% was assumed on these pro forma adjustments except for adjustment (e) where no tax effect has been reflected.

2. On February 5, 1998, L-3 Communications purchased the assets of STS for $27.0 million of cash. On March 4, 1998, L-3 Communications purchased substantially all the assets of ILEX for $49.2 million of cash (net of acquired cash of $2.7 million) plus additional consideration contingent upon post-acquisition performance of ILEX. On March 30, 1998, L-3 Communications purchased the assets of Ocean Systems for $67.5 million of cash. The purchase prices are subject to adjustment based upon the actual closing net assets of STS and ILEX as defined. For purposes of the pro forma financial information, the aggregate purchase prices (including estimated expenses of $2.6 million) for the 1998 Acquisitions of $146.3 million were assumed to be financed using cash on hand of $77.5 million and initially using $68.8 million of borrowings under the Revolving Credit Facility. See Note 5 for the pro forma effects of the Offerings on interest expense and long-term debt including the Revolving Credit Facility.


3. The pro forma statement of operations and the pro forma balance sheet include the following historical financial data for the 1998 Acquisitions. Such data have been derived from each entity's historical financial statements included elsewhere herein.
   The pro forma statement of operations includes the following:

                                                 YEAR ENDED DECEMBER 31, 1997
                                          -------------------------------------------
                                                              OCEAN         1998
                                           STS(A)    ILEX    SYSTEMS    ACQUISITIONS
                                          -------- -------  --------- --------------
                                                        ($ IN MILLIONS)
Sales....................................   $53.9    $63.5    $73.0        $190.4
Costs and expenses.......................    61.7     55.9     78.7         196.3
                                          -------- -------  --------- --------------
  Operating (loss) income................    (7.8)     7.6     (5.7)         (5.9)
Interest and investment income
 (expense)...............................      --     (0.2)     0.1          (0.1)
Interest expense.........................      --       --      0.5           0.5
                                          -------- -------  --------- --------------
  Income (loss) before income taxes .....    (7.8)     7.4     (6.1)         (6.5)
Income tax (benefit) provision ..........    (2.1)     0.5     (2.4)         (4.0)
                                          -------- -------  --------- --------------
  Net (loss) income......................   $(5.7)   $ 6.9    $(3.7)       $ (2.5)
                                          ======== =======  ========= ==============

------------
(a) Represents fiscal year ended June 30, 1997 plus the six month period ended December 31, 1997 minus the six month period ended December 31, 1996.

   For the 1998 Acquisitions, the pro forma balance sheet includes the following historical financial data:

                                                                                     OCEAN         1998
                                                                    STS     ILEX    SYSTEMS    ACQUISITIONS
                                                                  ------- -------  --------- --------------
                                                                               ($ IN MILLIONS)
ASSETS
Current assets:
 Cash and cash equivalents.......................................     --    $ 4.9       --        $  4.9
 Contracts in process............................................  $32.6     13.2    $39.4          85.2
 Other current assets............................................     --      0.3      1.7           2.0
                                                                  ------- -------  --------- --------------
  Total current assets...........................................   32.6     18.4     41.1          92.1
                                                                  ------- -------  --------- --------------
Property, plant and equipment, net...............................    7.2      0.9     16.8          24.9
Intangibles, primarily cost in excess of net assets acquired,
 net of amortization.............................................     --      0.4      1.8           2.2
Other assets.....................................................     --      0.1      2.4           2.5
                                                                  ------- -------  --------- --------------
  Total assets...................................................  $39.8    $19.8    $62.1        $121.7
                                                                  ======= =======  ========= ==============
LIABILITIES AND NET ASSETS
Current liabilities:
 Current portion of long-term debt...............................  $ 0.2    $ 0.1       --        $  0.3
 Accounts payable and accrued expenses...........................    6.5      5.4    $18.7          30.6
 Customer advances and amounts in excess of costs incurred ......     --       --     16.2          16.2
 Other current liabilities.......................................    3.7      2.5       --           6.2
                                                                  ------- -------  --------- --------------
  Total current liabilities......................................   10.4      8.0     34.9          53.3
                                                                  ------- -------  --------- --------------
Pension, postretirement benefits and other liabilities ..........     --       --     11.0          11.0
Industrial development bond......................................    1.3       --       --           1.3
Net assets.......................................................   28.1     11.8     16.2          56.1
                                                                  ------- -------  --------- --------------
  Total liabilities and net assets...............................  $39.8    $19.8    $62.1        $121.7
                                                                  ======= =======  ========= ==============


4. The aggregate estimated excess of purchase price over fair value of net assets acquired related to the 1998 Acquisitions is $89.0 million, comprised of $37.2 million and $51.8 million, respectively, for ILEX and Ocean Systems and is being amortized over 40 years resulting in a pro forma charge of $2.2 million per annum. Based upon the preliminary estimates of fair value, the acquisition of STS resulted in no goodwill being recorded since the purchase price was equal to the net assets acquired.
   Adjustments to costs and expenses in the pro forma statements of operations relating to the 1998 Acquisitions were comprised of the following:



                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1997
                                                                               ---------------
                                                                                ($ IN MILLIONS)
 (a)   Amortization expense of estimated purchase cost in excess of net assets       $ 2.2
 (b)   Elimination of goodwill amortization expense included in the historical
        financial statements for the 1998 Acquisitions.........................       (2.1)
 (c)   Estimated annual rent expense on the Sylmar facility of Ocean Systems
        which will not be acquired by L-3 Communications.......................        1.1
 (d)   Elimination of depreciation expense on buildings and improvements on the Sylmar facility of Ocean Systems which will not be acquired by
        L-3 Communications.....................................................       (0.3)
                                                                               ---------------
         Total increase to costs and expenses..................................      $ 0.9
                                                                               ===============

5. The pro forma adjustments for the 1998 Acquisitions, reflecting the Company before the Offerings, include (a) the elimination of $1.4 million of interest income included in the historical financial statements of the Company to reflect the use of cash on hand to fund partially the purchase price for the 1998 Acquisitions and (b) an increase to interest expense of $4.8 million on debt incurred to fund the remaining purchase prices for the 1998 Acquisitions. Pro forma adjustments for the Offerings reflect a decrease to interest expense of $2.7 million to reflect the reduction in debt from the use of proceeds. The details of interest expense, after such pro forma adjustments follow:



                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1997
                                                               ---------------------------------
                                                                 PRO FORMA COMPANY
                                                               BEFORE THE OFFERINGS   PRO FORMA
                                                               -------------------- -----------
                                                                        ($ IN MILLIONS)
Interest on Revolving Credit Facility (7.625% on $68.8
 million).....................................................         $ 5.2               --
Interest on the 1997 Notes (10.375% on $225.0 million) .......          23.3            $23.3
Interest on the Notes (assumed 8.25% on $150.0 million) ......            --             12.4
Interest on borrowings under Term Loan Facilities (8.0% on
 $172.0 million and $39.8 million, respectively)..............          13.8              3.1
Interest on industrial development bond (4.0% on $1.3
 million).....................................................           0.1              0.1
Commitment fee of 0.5% on unused portion of the Revolving
 Credit Facility (0.5% on $131.2 million and $200.0 million,
 respectively) ...............................................           0.7              1.0
Amortization of deferred debt issuance costs..................           2.0              2.5
                                                               -------------------- -----------
  Total pro forma interest expense ...........................         $45.1            $42.4
                                                               ==================== ===========


   In accordance with SEC regulations, the pro forma statement of operations does not reflect interest income on the $40.0 million cash balance in the pro forma balance sheet resulting from the Offerings.


   The Offerings include the Notes Offering and the contribution to the Company by Holdings of the proceeds of the Common Stock Offering. The net proceeds from the Offerings of $241.0 million, comprised of $150.0 million from the Notes Offering less estimated debt issuance costs of $5.5 million, and $96.5 million from the contribution of the net proceeds of the Common Stock Offering reflecting $104.5 million less estimated issuance costs of $8.0 million, have been assumed to reduce borrowings under the Revolving Credit Facility and Term Loan Facilities by $201.0 million and increase cash and cash equivalents by $40.0 million. On a pro forma basis the balance sheet reflects the following adjustments and resulting balances:



                                                                INCREASE
                                                               (DECREASE)
                                                           -----------------
                                                            ($ IN MILLIONS)
Cash and cash equivalents ................................      $  40.0
                                                           =================
Senior subordinated notes (proceeds from the Notes) ......        150.0
                                                           =================
Other assets (deferred debt issuance costs)...............      $   5.5
                                                           =================
The net proceeds from the Offerings will be used to
 reduce borrowings and were recorded as follows:
 Current portion of Term Loan Facilities..................      $  (3.8)
 Revolving Credit Facility................................        (68.8)
 Long term portion of Term Loan Facilities................       (128.4)
                                                           -----------------
                                                                $(201.0)
                                                           =================
Shareholders' equity:
Contribution by Holdings of proceeds from the Common
Stock offering, less expenses.............................      $  96.5
                                                           =================



6. The pro forma adjustments were tax-effected, as appropriate using a statutory (federal, state and foreign) tax rate of 39.0%.